UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 033-22175
                            CUSIP Number: 786467 60 5

Check One:        | |  Form 10-K  | |  Form 20-F  | |  Form 11-K
                  |X|  Form 10-Q  | |  Form NSAR

                  For the period ended: September 30, 2005

                  | |  Transition Report on Form 10-K

                  | |  Transition Report on Form 20-F

                  | |  Transition Report on Form 11-K

                  | |  Transition Report on Form 10-Q

                  | |  Transition Report on Form NSAR

                  For the transition period ended:  Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Safetek International, Inc.

Former Name if Applicable:

Address of Principal Executive Office:  23 Aminadav St., Tel Aviv, Israel 67898

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 |     | (a) The reason described in reasonable detail in Part III of this form
 |     | could not be eliminated without unreasonable effort or expense.
 |     | (b) The subject annual report, semi-annual report, transition report on
 |     | Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
 |     | thereof, will be filed on or before the fifteenth calendar day
 | [X] | following the prescribed due date; or the subject quarterly report or
 |     | transition report on Form 10-Q or subject distribution report on Form
 |     | 10-D, or portion thereof, will be filed on or before the fifth calendar
 |     | day following the prescribed due date; and
 |     | (c) The accountant's statement or other exhibit required by Rule
 |     | 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Safetek International, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2005 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense.

Such delay was the result of a change in the Company's principal independent accountants during September 2005. As disclosed in the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on September 28, 2005 and September 19, 2005, the Company dismissed its prior independent accountants on September 13, 2005 and retained Price Waterhouse Coopers as its new independent accountants on September 27, 2005. Price Waterhouse Coopers has determined that it is necessary for the Company to restate its financial statements for the semi-annual fiscal period ended June 30, 2005 and for the annual fiscal periods ended December 31, 2004, 2003, and 2002, and the Company agrees with such determination. Such financial statements need to be restated to reflect the accounting treatment of the debentures that the Company issued in the years 2001 and 2002 according accepted accounting principals. Such restatement statements could not have been completed by Price Waterhouse Coopers prior to the date hereof without unreasonable effort and expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Lubin, Esq.          516                569-9629
-----------------      -----------      ------------------
    (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SAFETEK INTERNATIONAL, INC.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005


                                    By: /s/ Shay Goldstein
                                        ------------------
                                    Name:    Shay Goldstein
                                    Title:   Chairman, Chief Executive Officer,
                                             Secretary, and Director


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)